UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

14th Floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

EXHIBIT INDEX

Exhibit 99.1 is hereby incorporated by reference into the Company's registration statement on Form F-10, as amended (SEC File No. 333-288224) and related prospectus supplement filed July 15, 2025.

Exhibits

99.1	Material Change Report re Motion for Summary Judgement Filed in Federal District Court in Alaska

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 21, 2025

NORTHERN DYNASTY MINERALS LTD. (Registrant)
/s/ Trevor Thomas
Trevor Thomas Secretary and General Counsel